January 8, 2020

Anne Lloyd
Interim Chief Financial Officer
James Hardie Industries plc
Europa House, Second Floor
Harcourt Centre
Harcourt Street, Dublin 2, D02 WR20, Ireland

       Re: James Hardie Industries plc
           Form 20-F for the Year Ended March 31, 2019
           Filed May 21, 2019
           File No. 001-15240

Dear Ms. Lloyd:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing